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                                                                       (a)(1)(Z)

FOR IMMEDIATE RELEASE
Contact: Shari Eastwood
Telephone Number: (866) 275-3707


         ARVP II ACQUISITION, L.P. ANNOUNCES EXPIRATION OF ITS OFFER FOR
             UNITS IN AMERICAN RETIREMENT VILLAS PROPERTIES II, L.P.


COSTA MESA, C.A. - (BUSINESS WIRE) - September 16, 2004 - ARVP II Acquisition, L.P. (the "Purchaser") announced today that its offer to purchase all of the limited partnership units (other than units owned by ARV Assisted Living, Inc. ("ARV") or its affiliates) of American Retirement Villas Properties II, a California limited partnership (the "Partnership"), expired, as scheduled, at 11:59 p.m. Eastern time, on September 15, 2004. The offer was made pursuant to the Purchaser's Offer to Purchase and Consent Solicitation Statement, dated March 24, 2004 (the "Offer to Purchase").

Based upon a preliminary count, as of 11:59 p.m., Eastern time, on Wednesday, September 15, 2004, approximately 9684.234 units, or approximately 57.99% of all outstanding units (other than units owned by ARV or its affiliates) were tendered and not withdrawn and have been accepted for payment. Assuming the Partnership's confirmation of this figure, upon payment for these Units in accordance with the Offer to Purchase, the Purchaser, together with its affiliates, will beneficially own approximately 79.97% of all outstanding Units. The Purchaser will promptly pay the offer price of $400.00 per Unit in cash for each Unit validly tendered, not withdrawn and accepted for payment.

ARV, the general partner of the Partnership, directly or indirectly wholly-owns the Purchaser, and is a wholly-owned subsidiary of Atria Senior Living Group, Inc. ARV also owns approximately 52.5% of the limited partnership units of the Partnership.

In addition, the terms and conditions of the merger of the Purchaser with and into the Partnership described in the Offer to Purchase were approved and determined to be fair by the California Corporations Commissioner following a fairness hearing held on August 25, 2004. On September 15, 2004 the Commissioner issued a permit authorizing the merger. Pursuant to the terms and conditions of the merger, which Purchaser and the Partnership intend to effect, each Unit (other than Units held by ARV or its affiliates) not validly tendered in the offer or withdrawn will be converted into the right to receive $400 in cash, as more fully described in the Offer to Purchase. The Purchaser will submit a certificate of merger with the California Secretary of State. The merger will be consummated upon the filing and effectiveness of this certificate of merger. The Purchaser expects the merger to close in two to four weeks. Following the closing of the merger, unitholders who have the right to receive $400 cash per Unit pursuant to the merger will receive a letter of transmittal to be completed and returned in order for unitholders to receive the merger consideration.

Certain statements in this press release may constitute forward-looking statements. Forward-looking statements are not guarantees of future performance or actions and involve risks and uncertainties and other factors that may cause actual results or actions to differ materially from those anticipated at the time the forward-looking statements are made. Subject to Rules 13e-3(d)(2), 13e-3(f)(i)(iii) and 13d-3(b) of the Exchange Act, neither the Purchaser nor any of its affiliates undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.